NO ACT

PE 11-9-07



UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



1086
NOV 27 2007
RECD S.E.C.


November 27, 2007



07085500


Jeffrey M. Jones, Esq.
Durham Jones & Pinegar, P.C.
111 East Broadway, Suite 900
PO Box 4050
Salt Lake City, UT 84110-4050

Act: 1934
Section:
Rule: 14a-8
Public Availability: 11/27/2007

Re: Fonix Corporation
Incoming letter dated November 9, 2007

Dear Mr. Jones:

This is in response to your letter dated November 9, 2007 concerning the shareholder proposal submitted to Fonix by Andrew Marowitz. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

Enclosures

cc: Andrew Marowitz
6300 San Pablo Ave.
Oakland, CA 94608-1232

DURHAM
JONES &
PINEGAR

DURHAM JONES & PINEGAR, P.C.
111 East Broadway, Suite 900
P O Box 4050
Salt Lake City, Utah 84110-4050
801.415.3000
801.415.3500 Fax
www.djplaw.com

Jeffrey M. Jones, Esq.
jjones@djplaw.com

RECEIVED
2007 NOV 13 AM 11:55
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 9, 2007

**FEDERAL EXPRESS**

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Fonix Corporation**
**Notice of Intent to Omit From Proxy Materials**
**Shareholder Proposal of Andrew Marowitz**

Ladies and Gentlemen:

This letter is submitted on behalf of Fonix Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "Act"), in order to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Shareholder Proposal") from the Company's proxy materials for the Company's 2007 Annual Meeting of the Shareholders. The Shareholder Proposal was submitted by Andrew Marowitz (the "Shareholder").

A copy of the Shareholder Proposal and correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j) of the Act, six (6) copies of this letter and its attachments are enclosed. The Company is simultaneously providing the Shareholder with a copy of this submission.

**Request**

The Company respectfully requests confirmation that the staff of the Division of Corporate Finance ("Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action to the Commission if the Company omits the Shareholder Proposal from the Proxy Statement, pursuant to Rules 14a-8(b) and 14a-8(i)(8) of the Exchange Act. The Company believes that the Shareholder Proposal may be properly omitted because the Shareholder was not eligible to submit the Shareholder Proposal and because the Shareholder Proposal relates to the election for membership on the Company's Board of Directors, both of which reasons are discussed in more detail below.

**I. The Shareholder Proposal may be omitted under Rule 14a-8(b) because the Shareholder failed to comply with the eligibility requirements.**

**A. The Shareholder failed to show ownership of $2,000 in market value or 1% of the Company's Class A common stock for at least one year prior to the date of the Shareholder Proposal.**

The Shareholder Proposal may be properly omitted from the Company's 2007 proxy statement because the Shareholder has failed to meet the eligibility requirements of Rule 14a-8(b):

Under Rule 14a-8(b), a person is not eligible to submit a proposal unless he or she has continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted, and the shareholder must continue to hold those securities through the date of the meeting.

The Shareholder failed to provide with the Shareholder Proposal a statement of his holdings of the Company's securities. On December 29, 2006, counsel for the Company sent a letter to the Shareholder, stating that he had not proven his eligibility to submit a shareholder proposal as required by Rule 14a-8(b). The Company gave the Shareholder 14 days to respond as required by Rule 14a-8(f). The December 29, 2006, letter was delivered to the Shareholder on January 5.

On January 22, 2007, the Shareholder provided his shareholding information (set forth in Exhibit B in the same format as received by the Company).

According to the information provided, the Shareholder owned 229,152 shares of the Company's Class A common stock on the date of the Shareholder Proposal, December 18, 2006. The 60-calendar-day period preceding the date of the Shareholder's proposal ran from October 19 through December 17, 2006. Over that period, the highest average of the bid and ask prices for the Company's Common Stock (on October 26, 2006) was $0.00554 (the average of $0.00538 and $0.00569). At that share price, the Shareholder's 229,152 shares of the Company's common stock had a market value of $1,268.36, which is below the $2,000 market value required for eligibility to submit a shareholder proposal.

Additionally, for the 60-calendar-day period from October 19 through December 17, 2006, the Company had at least 820,095,891 shares issued and outstanding (which was the number of shares issued and outstanding as of August 8, 2006, as reported on the cover of the Company's Quarterly Report for the quarter ended June 30, 2006). One percent of that shares amount would be 8,200,959. The Shareholder's ownership of 229,152 shares would constitute approximately 0.028% of the outstanding shares of the Company, which is less than the required 1% ownership to be eligible to submit a shareholder proposal.

Counsel for the Company informed the Shareholder of his ineligibility to submit the Shareholder Proposal in the letter dated January 24, 2007, and provided the above analysis to the Shareholder. The January 24, 2007, letter was delivered to the Shareholder on January 29, 2007. Neither the Company nor the undersigned have received any response from the Shareholder.

**B. The Shareholder failed to submit a statement of his intention to continue ownership of the shares through the date of the Company's annual meeting.**

Additionally, the Shareholder Proposal may properly be omitted from the Company's proxy materials because the Shareholder failed to provide a written statement of his intentions to continue his ownership of the shares of the Company's Common Stock, as required by Rule 14a-8(b)(2)(ii)(C). In fact, the Company has no knowledge as to whether the Shareholder continues to hold any shares of the Company's Class A common stock.

Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal to be included in the proxy materials, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the meeting for at least one year by the date the proposal is submitted. The proponent must also indicate that he or she will continue to hold the securities through the date of the meeting.

On numerous occasions, the Staff has concurred with a company's omission of a shareholder proposal based upon a proponent's failure to provide evidence of its eligibility pursuant to Rules 14a-8(b) and Rule 14-8(f)(1). *See* Dell, Inc., SEC No-Action Letter (April 2, 2007); Yahoo! Inc., SEC No-Action Letter (March 29, 2007); Harleyville Savings Financial Corp., SEC No-Action Letter (October 23, 2007; EDAC Technologies Corp., SEC No-Action Letter (March 28, 2007); *see also* Division of Corporation Finance, Staff Legal Bulletin No. 14 (CF), July 31, 2001.

The Shareholder did not own at least $2,000 in market value, or 1%, of the Company's common stock, the class of stock entitled to vote at the upcoming shareholder meeting, for at least one year by the date the Shareholder Proposal was submitted. Additionally, the Shareholder did not provide a statement of his intention to continue his ownership of the shares through the date of the Company's annual meeting, either with the original submission of the Shareholder Proposal or with his supplemental submission of information relating to his share ownership. As such, under Rule 14a-8(b)(1), the Shareholder is not eligible to submit the Shareholder Proposal, and the Company is entitled to omit the Shareholder Proposal from its proxy materials.

The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy materials under Rule 14a-8(b)(1) of the Act.

**II. The Shareholder Proposal may be omitted pursuant to Rule 14a-8(i)(8) because it relates to an election of the Company's Board of Directors.**

The Shareholder Proposal may also be properly omitted from the Company's proxy materials because the Shareholder Proposal relates to an election of the Company's Board of Directors.

The Shareholder Proposal requests the inclusion of the Shareholder as a director nominee to the Board of Directors of the Company at the 2007 Annual Meeting of the Shareholders. However, under the proxy rules, a company is not required to include a shareholder's proposal that nominates himself to that company's board of directors.

Rule 14a-8(i)(8) provides that a corporation may exclude a shareholder proposal:

> "If the proposal relates to an election for membership on the company's board of directors or analogous governing body."

When a shareholder's proposal clearly relates to the nomination of specific individuals for election to a company's board of directors, including the Shareholder himself or herself, the Staff has consistently indicated that the proposal may be excluded pursuant to Rule 14a-8(i)(8) of the Act. *See*, Isis Pharmaceuticals, Inc., SEC No-Action Letter (May 31, 2006) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(8) of the Act where the shareholder nominated himself as a candidate for the upcoming proxy vote); Exabyte Corporation, SEC No-Action Letter (Jan. 23, 2002) (permitting the exclusion of a shareholder proposal under 14a-8(i)(8) of the Act where the shareholder nominated himself as a candidate for the next election of directors); NetCurrents, Inc., SEC No-Action Letter (April 25, 2001) (permitting exclusion under Rule 14a-8(i)(8) of the Act for a shareholder proposal that nominated two specific individuals for election to the company's board of directors); Plasma-Therm, Inc., SEC No-Action Letter (March 3, 1999).

The Shareholder Proposal falls squarely within Rule 14a-8(i)(8). It relates to the Shareholder's proposal that he be elected to the Company's Board of Directors. Under Rule 14a-8(i)(8), such a proposal is not a proper shareholder proposal, and may be excluded.

Accordingly, the Company intends to exclude the Shareholder Proposal from the Company's proxy materials for its 2007 Annual Meeting of the Shareholders. The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Shareholder Proposal is omitted from the Company's proxy materials under Rule 14a-8(i)(8) of the Act.

**III. Request for Waiver of 8-Day Submission Requirement.**

The Company further requests that it be permitted to file, and the Commission accept, this submission less than 80 days prior to the anticipated filing date of the Proxy Statement. Rule 14a-8(j)(1) provides that if a company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission; provided, however, that the Staff may permit the company to make its submission later than 80 days before such filing, upon the demonstration of "good cause."

The Company's anticipated date for filing the Proxy Statement with the Commission is November 30, 2007. Based on the foregoing, this submission is being made approximately 20 days prior to the Company's anticipated filing of its definitive proxy statement and form of proxy with the Commission.

The Company believes it has "good cause" for making this submission after the deadline for filing because the Company informed the Shareholder of his potential ineligibility to submit the Shareholder Proposal within ten calendar days of its mailing to the Company. The Shareholder provided information in response to the Company's request to counsel for the Company on January 22, 2007, and the Company provided its analysis and response to the Shareholder on January 24, 2007, two days after its receipt. As demonstrated above, the Company believes that the Shareholder's ineligibility could not be overcome, and as such, the Shareholder would receive no benefit from an extended review and analysis period in which to attempt to cure the proposal.

Based on the facts set forth above, the Company requests that the Commission accept this submission and waive the 80-day advance submission requirement of Rule 14a-8(j)(1).

**IV. Conclusion**

For the foregoing reasons, we respectfully request that the Staff concur with our view that the Shareholder Proposal may be omitted from the Company's proxy materials for the Annual Meeting and that the Staff will not recommend any enforcement action to the Commission if the Company omits the Shareholder Proposal from its proxy materials for the Annual Meeting.

If for any reason the Commission does not agree with the Company's position, or it has questions or requires additional information in support of the Company's position, we would appreciate an opportunity to confer with the Commission's Staff prior to the issuance of a formal response. Please call me at (801) 415-3000.

By copy of this letter, the Shareholder is being notified that, for the reasons discussed above, the Company intends to omit the Shareholder Proposal from its proxy materials for the Annual Meeting.

Please acknowledge receipt of this letter and the materials enclosed herewith by file-stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed envelope.

Respectfully,

**DURHAM JONES & PINEGAR, P.C.**



Jeffrey M. Jones, Esq.

cn
enc.
cc Roger D. Dudley
Andrew Marowitz

**EXHIBIT A**

**SHAREHOLDER PROPOSAL**

DEC 18, 2006

TO: FONIX CORPORATION
FROM: ANDREW MAROWITZ
RE: SUBMISSION OF NOMINEE FOR CORPORATE BOARD OF DIRECTORS

NAME OF NOMINEE: ANDREW MAROWITZ
FOR FONIX BOARD OF DIRECTORS

BIOGRAPHY

ANDREW MAROWITZ, 52, COLLEGE GRADUATE, A SUCCESSFUL SMALL BUSINESSMAN ENTREPENEUR & REAL ESTATE INVESTOR, WITH TWENTY YEARS EXPERIENCE RUNNING A SUCCESSFUL BUSINESS; A LONG TERM INVESTOR IN FONIX WHO IS INTIMATELY FAMILIAR WITH FONIX, ITS TECHNOLOGY, IT'S ~~MANAGE~~ EXISTING MANAGEMENT AND BOARD OF DIRECTORS. MR MAROWITZ DRAFTED THE ~~B~~ PROXY PROPOSAL FOR THE 2006 PROXY. HE WANTS TO BRING INDEPENDENCE & ACCOUNTABILITY TO THE FONIX BOARD OF DIRECTORS, THOUGH IT SEEMS UNLIKELY TO ACHIEVE. MR MAROWITZ IS [illegible] KNOWLEDGEABLE AND COMPETENT TO COMPREHEND THE ELEMENTS OF THE FONIX BUSINESS AND FINANCE MODEL TO SUFFICIENTLY DETERMINE APPROPRIATE DECISIONS FOR THE BEST INTERESTS OF THE COMPANY AND IT'S SHAREHOLDERS

DEC 18, 2006 SIGNED



# EXHIBIT B

## SHAREHOLDER INFORMATION RELATING TO SHARE OWNERSHIP

Investment Account

# Portfolio Report

account # **165-006768**

report period: 07/01/06 - 07/28/06


TD AMERITRADE

**Account registration:**

ANDREW MAROWITZ
6300 SAN PABLO AVE
OAKLAND CA 94608-1232

800-669-3900
TD AMERITRADE
DIVISION OF TD AMERITRADE INC
PO BOX 2209
OMAHA, NE 68103-2209

**Announcements:**

*SHARE THE POWERFUL TOOLS, VALUE AND SERVICE OF TD AMERITRADE WITH YOUR FRIENDS AND EARN GREAT REWARDS. TO REFER A FRIEND, LOG ON TO YOUR ACCOUNT AND SELECT "PROMOTIONS & OFFERS" FROM THE ACCOUNT MENU.*

## Portfolio Summary

| Investment | Current Value | Prior Value | Period Change | % Change | Estimated Income | Estimated Yield | Portfolio Allocation |
|---|---|---|---|---|---|---|---|
| Cash | $1,446.92 | $1,445.00 | $1.92 | 0.1% | $23.04 | 1.6% | 0.4% |
| Short balance | - | - | - | - | - | - | - |
| Stocks | 399,605.27 | 523,048.63 | (123,443.36) | (23.6%) | - | - | 99.6% |
| Short stocks | - | - | - | - | - | - | - |
| Bonds | - | - | - | - | - | - | - |
| [illegible] | | | - | - | - | - | - |

Portfolio Allocation


Cash
0.4%

THE VERY SAME SHARES
WERE WORTH MORE THAN
$500K IN YEARS PAST
I WONDER WHAT THE SEC
WILL SAY IF YOU REFUSE/
EXCLUDE ME ON DILUTIVE
VALUE OF 99.99%
ON SAME SHARES
-AM-

account # 165-006768

Investment Account

## Portfolio Report

report period: 11/26/05 - 12/30/05

AMERITRADE Apex

### Apex Savings

Your Apex status continues to save you money. You saved an estimated $17.00 in service fees this month.
FREE access to NASDAQ Level II, Streaming News and Advanced Analyzer saves you $59.97 per month in subscription fees.

### Account Positions

| Investment Description | Symbol/ CUSIP | Quantity | Current Price | Market Value | Purchase Date | Cost Basis | Average Cost | Unrealized Gain(Loss) | Annual Income | Yield |
|---|---|---|---|---|---|---|---|---|---|---|
| **Stocks - Margin** | | | | | | | | | | |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | $ - | $NP | $ | $ | |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | - | NP | | | |
| [illegible] Communications Group Corp | [illegible] | [illegible] | [illegible] | [illegible] | | - | NP | | | |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | - | NP | | | |
| Fonix Systems Corp Com | FNIX | 229,152 | 0.0196 | 4,491.38 | | - | NP | | | |
| [illegible] | [illegible] | 5,000 | [illegible] | [illegible] | | - | NP | | | |
| **Total Stocks** | | | | [illegible] | | 0.00 | | 0.00 | 0.00 | 0.0% |
| **Total Margin Account** | | | | [illegible] | | 0.00 | | 0.00 | 0.00 | 0.0% |

### Account Activity

| Trade Date | Settle Date | Account Type | Transaction | Description | Symbol/ CUSIP | Quantity | Price | Amount | Balance |
|---|---|---|---|---|---|---|---|---|---|
| **Opening Balance** | | | | | | | | | $ (141.93) |
| 11/28/05 | 11/28/05 | Margin | Div/int | Margin Interest Charge Payable: 11/25/2005 | | | $0.00 | $(1.04) | $(142.97) |
| **Closing Balance** | | | | | | | | | $(142.97) |

### Interest Income/(Expense)

| Begin Date | Margin Balance | Credit Balance | Number of Days | Interest Rate | Interest Debited | Interest Credited |
|---|---|---|---|---|---|---|
| 11/26/05 | $141.93 | $ | 2 | 9.5000 | $0.07 | $ |
| 11/28/05 | 142.97 | | 17 | 9.5000 | 0.64 | |
| 12/15/05 | 142.97 | | 16 | 9.7500 | 0.62 | |
| **Total interest income/(expense)** | | | | | $1.33 | $0.00 |

account # 165-006768

# Account Statement

report period: 11/25/06 - 12/29/06

## Apex Savings

Your Apex status continues to save you money. You saved an estimated $2.00 in service fees this month.

FREE access to NASDAQ Level II, Streaming News and Advanced Analyzor saves you $59.97 per month in subscription fees.

## Account Positions

| Investment Description | Symbol/ CUSIP | Quantity | Current Price | Market Value | Purchase Date | Cost Basis | Average Cost | Unrealized Gain(Loss) | Annual Income | Yield |
|---|---|---|---|---|---|---|---|---|---|---|
| **Stocks - Margin** | | | | | | | | | | |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | $ - | $NP | $ | $ | |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | - | NP | | | |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | - | NP | | | |
| Fonix Systems Corp Com | FNIX | 229,152 | 0.0028 | 641.63 | | - | NP | | | |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | - | NP | | | |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | - | NP | | | |
| **Total Stocks** | | | | [illegible] | | 0.00 | | 0.00 | 0.00 | 0.0% |
| **Total Margin Account** | | | | [illegible] | | 0.00 | | 0.00 | 0.00 | 0.0% |

## Disclosures

ABSENT SPECIFIC CUSTOMER DIRECTION, STOCK AND OPTION ORDERS ARE ROUTED VIA AN ELECTRONIC MATRIX TO A LISTED, NASDAQ, OR OVER-THE-COUNTER AGENT, OR OPTIONS EXCHANGE, DEPENDING UPON THE SECURITY BEING TRADED. ADVANCED CLEARING OR THE INTRODUCING BROKER MAY RECEIVE CASH PAYMENT FOR ROUTING SUCH CUSTOMER STOCK OR OPTION ORDERS FOR EXECUTION TO CERTAIN AGENTS ON SPECIFIC LISTED, NASDAQ, OVER-THE-COUNTER, OR OPTION SECURITIES. BECAUSE THESE AGENTS ARE MARKET MAKERS, THEY CARRY INVENTORY IN THEIR SPECIFIC SECURITIES, ALLOWING FOR PRICE IMPROVEMENT TO THE RETAIL CUSTOMER BY TRADING THROUGH THEIR INVENTORY. ACCORDINGLY, FOR STOCKS, THE CUSTOMER'S ORDER IS ALWAYS EXECUTED AT THE "BEST OFFER", "BEST BID", OR AT A PRICE SUPERIOR TO EITHER. FOR OPTIONS, THE CUSTOMER'S ORDER IS ALWAYS EXECUTED WITHIN THE PREVAILING QUOTE AT ONE OF THE OPTIONS EXCHANGES.

KEEP THIS STATEMENT FOR INCOME TAX PURPOSES

THE ABOVE PRICES ARE PROVIDED ONLY AS A GENERAL GUIDE TO VALUE YOUR PORTFOLIO. CURRENT QUOTATIONS ARE AVAILABLE THROUGH YOUR BROKER. CERTIFICATES OF DEPOSIT ARE PRICED AT PAR. SALE PRIOR TO MATURITY MAY RESULT IN A LOSS OF PRINCIPAL. MORTGAGE BACKED POSITIONS ARE VALUED USING THE REMAINING BALANCE AND THE CURRENT MARKET PRICE.

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 27, 2007

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Fonix Corporation
Incoming letter dated November 9, 2007

The proposal nominates an individual for membership on Fonix's board of directors.

There appears to be some basis for your view that Fonix may exclude the proposal under rule 14a-8(i)(8), as relating to an election to Fonix's board of directors. Accordingly, we will not recommend enforcement action to the Commission if Fonix omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Fonix relies.

We note that Fonix did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Ted Yu
Special Counsel

END